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Alternative Investment
Strategies

WORLD MONITOR TRUST II--
SERIES D

MONTHLY REPORT/
JUNE 27, 2003

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PRUDENTIAL FINANCIAL (LOGO)

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WORLD MONITOR TRUST II--SERIES D
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Dear Interest Holder:

Enclosed is the report for the period from May 31, 2003 to June 27, 2003 for World Monitor Trust II--Series D ('Series D'). The net asset value of a unit as of June 27, 2003 was $104.65, a decrease of 0.34% from the May 30, 2003 value of $105.01. The calendar year-to-date return for Series D was an increase of 12.32% as of June 27, 2003. Additionally, the return for the quarter ended June 27, 2003 was an increase of 8.31%.

Quarterly Market Overview

In the U.S., the beginning of the second quarter of 2003 saw few signs of relief from a sluggish economy with a growth rate of 2.4 percent. Nominal GDP continued to trend downward in hand with falling consumer and producer prices and interest rates. Concerns about the slump in American telecom and internet industries, accounting fraud and the largest budget deficit the U.S. has ever faced have hampered investments in the U.S. Despite resolution to the war in Iraq, consumer and business confidence remained tepid. Companies desiring to improve profits remained unwilling to make big capital spending commitments or increase their workforces and inventories. Orders to U.S. factories for big-ticket items and production figures fell in April. In June, the unemployment rate jumped to a nine-year high of 6.4 percent. Payroll slashes in manufacturing and information industries generated the greatest job losses. As companies attempted to do more with leaner workforces, overall productivity rose and provided support for household income. The rise in income, combined with low interest rates, reduced taxes, and availability of substantial home equity spurred gains in consumer spending and increased sales of new homes. Toward the end of the quarter, manufacturing rose slightly, but still indicated that the sector shrank for the fourth straight month. Meanwhile, new orders for durable goods, machinery, automobiles, electrical equipment, home supplies and computers increased, reversing previous downward trends.

Global economies remained weak in the second quarter of 2003 and were further hampered by the decline of the U.S. dollar which made overseas goods more expensive, thus curtailing demand. In May, Germany, Italy and the Netherlands reported an unexpected contraction in their economies during the first three months of the year with Germany and Netherlands experiencing a second quarter of negative growth. The European Union stated that overall economic growth had stalled and consequently, applied pressure on the central banks to ease interest rates. Business investment dropped sharply while domestic demand remained bleak. The Japanese economy continued to stumble as other Asian economies began to recover from the effects of the SARS outbreak. Furthermore, fears of deflation loomed over already troubled global economies.

Indices: Despite economic data indicating the worst is not yet over, global equity markets surged in the second quarter of 2003. Spurred by the easing of geopolitical tensions, massive short covering, excess liquidity, some positive first quarter earnings reports, and optimism that economic recovery is near, investors flocked toward equities. A rally in Japanese stocks was fueled primarily by foreign mutual funds, hedge funds and other non-Japanese institutional investors who invested more than ten times as much as local investors in June. The Japanese Nikkei, London FTSE, Dow Jones Industrial Average, NASDAQ and S&P 500 all ended the quarter higher.

Interest rates: Fixed income markets in May witnessed a drop in interest rates of developed countries due to the U.S. Federal Reserve (the 'Fed') deflation talk as well as institutions and hedge funds borrowing to purchase longer maturities, possible Fed purchases of longer maturities, hedging by mortgage investors as rates fell, and central banks buying dollars and investing in Treasuries. The decline in interest rates led to gains in German, Japanese, U.S. Treasury and Eurodollar bond prices. In June, the market reacted with disappointment to the Fed's quarter point cut in short-term interest rates and as a result, intermediate and long-term rates rose. Investors in Japan moved capital into the equity markets at the expense of U.S. Treasury and Japanese bonds. Concern about deteriorating public finances in most large economies and a renewed interest in equities in hopes of an economic recovery resulted in falling bond prices through the quarter and the subsequent rising of long-term rates.

Currencies: In the foreign exchange markets, the U.S. dollar moved sharply lower against most major currencies during the quarter. Investors shifted their focus from the war in Iraq to concerns about U.S. economic health with its widening current account deficit and lower relative interest rate resulting in the dollar's three-year low against the Canadian and Australian dollar and four-year low against the Euro. The reversal of the U.S.'s strong dollar policy by Treasury Secretary Snow led to a further sell off of the greenback leading to a 4.5-year low against the Swiss franc.

Energies: Energy price declines began in March and continued as the war in Iraq became inevitable. Because supplies were secured and unthreatened by the war, the prices of crude oil, unleaded gasoline and London gas oil were down in April of 2003. Natural gas prices were largely unaffected by events in the Middle East, Nigeria and Venezuela. In order to stave off the declining prices and correct an oversupply as crude demand reached a seasonal low, OPEC members agreed to cut current output by seven percent in April. Toward the end of the quarter, energy prices, in general, were higher due to Nigeria's general worker's strike, low U.S. oil inventory levels and expectations of U.S. economic growth.

Quarterly Performance of Series D

The following is a summary of performance for the major sectors in which the Series D traded:

Currencies (+): The U.S. dollar fell against many foreign currencies amid concerns of a weak U.S. economy. Canadian and Australian dollar and euro strengthened this quarter resulting in net gains for long Australian and Canadian dollar and euro positions.

Indices (+): Weak global economies, fears of deflation and renewed interest in equities resulted in falling global bond prices. Short U.S. Treasury and European bond positions led to net gains.

Metals (+): The falling U.S. dollar spurred speculative buying and consumer interest resulting in rising gold prices. Long positions in gold resulted in net gains. Declines in manufacturing resulted in falling base metal prices. Short positions in copper resulted in net gains.

Interest rates (-): Weak global economies, fears of deflation and renewed interest in equities resulted in falling global bond prices. Long U.S. Treasury and European bond positions led to net losses.

The estimated net asset value per interest as of July 31, 2003 was $104.49. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at (212) 778-2443.

          Sincerely yours,

          /s/ Eleanor L. Thomas
          ------------------------
          Eleanor L. Thomas
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
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For the period from May 31, 2003
 to June 27, 2003
Revenues:
Realized gain on commodity transactions.........    $ 1,845,269
Change in unrealized commodity positions........     (1,839,113)
Interest income.................................         17,022
                                                    -----------
                                                         23,178
                                                    -----------
Expenses:
Commissions.....................................         79,599
Incentive fees..................................        (23,535)
Management fee..................................         16,944
Other transaction fees..........................          6,370
Other expenses..................................         10,222
                                                    -----------
                                                         89,600
                                                    -----------
Net loss........................................    $   (66,422)
                                                    -----------
                                                    -----------

STATEMENT OF CHANGES IN NET ASSET VALUE
----------------------------------------------------------------
For the period from May 31, 2003
 to June 27, 2003
                                                          Per
                                            Total       Interest
                                         -----------    --------
Net asset value at beginning of period
 (158,904.938 interests)...............  $16,686,833    $ 105.01
Contributions..........................    1,280,000
Net loss...............................      (66,422)
Redemptions............................     (595,589)
                                         -----------
Net asset value at end of period
 (165,352.784 interests)...............  $17,304,823      104.65
                                         -----------
                                         -----------
                                                        --------
Change in net asset
 value per interest.................................    $  (0.36)
                                                        --------
                                                        --------
Percentage change...................................       (0.34)%
                                                        --------
                                                        --------
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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust II--Series D is accurate and complete.

                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.

                              /s/ Ronald J. Ivans
                              -------------------
                              by: Ronald J. Ivans
                            Chief Financial Officer